UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Commvault Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

204166102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,329,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,329,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,795,442
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,795,442
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,795,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		411,745
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

411,745
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

411,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		240,679
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

240,679
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

240,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		240,679
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

240,679
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

240,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		464,826
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

464,826
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

464,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		224,147
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

224,147
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		224,147
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

224,147
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,329,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,329,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,329,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,329,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,329,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,329,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,329,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,329,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,329,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,329,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 204166102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Common Stock, $0.01 par value per share (the “Shares”), of Commvault Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Commvault Way, Tinton Falls, New Jersey 07724.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
15

CUSIP No. 204166102

(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

16

CUSIP No. 204166102

The aggregate purchase price of the 2,795,442 Shares beneficially owned by Starboard V&O Fund is approximately $99,602,174, excluding brokerage commissions. The aggregate purchase price of the 411,745 Shares beneficially owned by Starboard S LLC is approximately $14,672,852, excluding brokerage commissions. The aggregate purchase price of the 240,679 Shares beneficially owned by Starboard C LP is approximately $8,576,096, excluding brokerage commissions. The aggregate purchase price of the 224,147 Shares beneficially owned by Starboard L Master is approximately $7,989,516, excluding brokerage commissions. The aggregate purchase price of the 657,243 Shares held in the Starboard Value LP Account is approximately $23,057,395, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 46,601,042 Shares outstanding, as of January 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 31, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on March 27, 2020, Starboard V&O Fund beneficially owned 2,795,442 Shares.

17

CUSIP No. 204166102

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,795,442
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,795,442
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on March 27, 2020, Starboard S LLC beneficially owned 411,745 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 411,745
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 411,745
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on March 27, 2020, Starboard C LP beneficially owned 240,679 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 240,679
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 240,679
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 240,679 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 240,679
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 240,679
4. Shared power to dispose or direct the disposition: 0

18

CUSIP No. 204166102

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 240,679 Shares owned by Starboard C LP and (ii) 224,147 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 464,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 464,826
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on March 27, 2020, Starboard L Master beneficially owned 224,147 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 224,147
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 224,147
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 224,147 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 224,147
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 224,147
4. Shared power to dispose or direct the disposition: 0

19

CUSIP No. 204166102

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Value LP
(a)	As of the close of business on March 27, 2020, 657,243 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,795,442 Shares owned by Starboard V&O Fund, (ii) 411,745 Shares owned by Starboard S LLC, (iii) 240,679 Shares owned by Starboard C LP, (iv) 224,147 Shares owned by Starboard L Master, and (v) 657,243 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,329,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,329,256
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,795,442 Shares owned by Starboard V&O Fund, (ii) 411,745 Shares owned by Starboard S LLC, (iii) 240,679 Shares owned by Starboard C LP, (iv) 224,147 Shares owned by Starboard L Master and (v) 657,243 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,329,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,329,256
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
20

CUSIP No. 204166102

J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,795,442 Shares owned by Starboard V&O Fund, (ii) 411,745 Shares owned by Starboard S LLC, (iii) 240,679 Shares owned by Starboard C LP, (iv) 224,147 Shares owned by Starboard L Master and (v) 657,243 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,329,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,329,256
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,795,442 Shares owned by Starboard V&O Fund, (ii) 411,745 Shares owned by Starboard S LLC, (iii) 240,679 Shares owned by Starboard C LP, (iv) 224,147 Shares owned by Starboard L Master and (v) 657,243 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,329,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,329,256
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,795,442 Shares owned by Starboard V&O Fund, (ii) 411,745 Shares owned by Starboard S LLC, (iii) 240,679 Shares owned by Starboard C LP, (iv) 224,147 Shares owned by Starboard L Master and (v) 657,243 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,329,256
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,329,256

21

CUSIP No. 204166102

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 30, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated March 30, 2020.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019.

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CUSIP No. 204166102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

23

CUSIP No. 204166102

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 204166102

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(34,800)	47.5000	02/14/2020
Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(113,600)	47.5000	02/21/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(151,400)[1]	0.7127	02/28/2020
Purchase of Forward Contract	88,620	40.8638	02/28/2020
Purchase of Forward Contract	70,290	40.6159	03/02/2020
Purchase of Forward Contract	63,900	41.3851	03/03/2020
Purchase of Forward Contract	63,900	41.9733	03/04/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(152,300)[1]	0.7070	03/05/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(76,200)[1]	0.6243	03/06/2020
Purchase of Forward Contract	191,700	38.6689	03/09/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(152,300)[2]	1.0000	03/10/2020
Purchase of Common Stock	1,000	34.8566	03/11/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(152,300)[2]	2.0151	03/11/2020
Purchase of Forward Contract	79,875	35.3578	03/11/2020
Purchase of Forward Contract	127,800	32.5831	03/12/2020
Purchase of Forward Contract	111,825	33.5645	03/13/2020
Purchase of Forward Contract	63,900	32.5456	03/16/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	9,000	37.5000	03/17/2020
Purchase of Forward Contract	19,170	30.9665	03/17/2020
Purchase of Common Stock	15,432	30.0550	03/18/2020
Purchase of Common Stock	15,432	30.0550	03/18/2020
Purchase of Common Stock	104,339	28.1625	03/18/2020
Purchase of Common Stock	104,339	28.1625	03/18/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	225,100	37.5000	03/18/2020
Purchase of Forward Contract	22,365	27.5672	03/18/2020
Purchase of Common Stock	32,110	29.9816	03/19/2020
Purchase of Common Stock	32,110	29.9816	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	70,300	35.0000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	6,900	37.5000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	234,300	35.0000	03/20/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	138,900	37.5000	03/20/2020
Purchase of Common Stock	60,537	30.8575	03/20/2020
Purchase of Common Stock	60,537	30.8575	03/20/2020
Purchase of Common Stock	855	33.3400	03/23/2020
Purchase of Common Stock	24,842	33.7788	03/23/2020
Purchase of Common Stock	12,613	36.5962	03/24/2020
Purchase of Common Stock	12,613	36.5962	03/24/2020
Purchase of Common Stock	26,007	35.4504	03/25/2020
Purchase of Common Stock	26,007	35.4504	03/25/2020
Purchase of Common Stock	119,510	36.6534	03/25/2020
Purchase of Common Stock	119,509	36.6534	03/25/2020
Purchase of Common Stock	3,195	38.0675	03/26/2020
Purchase of Common Stock	3,195	38.0675	03/26/2020
Purchase of Common Stock	80,882	37.5075	03/26/2020
Purchase of Common Stock	80,882	37.5075	03/26/2020
Exercise of Forward Contract	903,345	36.8493	03/27/2020
Purchase of Common Stock	24,000	38.2100	03/27/2020
Purchase of Common Stock	24,000	38.2100	03/27/2020
Purchase of Common Stock	111,825	37.4073	03/27/2020
Purchase of Common Stock	111,826	37.4073	03/27/2020

Starboard Value and Opportunity S LLC

Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(8,200)	47.5000	02/14/2020
Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(16,100)	47.5000	02/21/2020
Sale of March 2020 Put Option ($37.500 Strike Price)	(22,700)[1]	0.7127	02/28/2020
Purchase of Forward Contract	13,300	40.8638	02/28/2020
Purchase of Forward Contract	10,340	40.6159	03/02/2020
Purchase of Forward Contract	9,400	41.3851	03/03/2020
Purchase of Forward Contract	9,400	41.9733	03/04/2020
Sale of March 2020 Put Option ($37.500 Strike Price)	(22,400)[1]	0.7070	03/05/2020
Sale of March 2020 Put Option ($37.500 Strike Price)	(11,200)[1]	0.6243	03/06/2020
Purchase of Forward Contract	28,200	38.6689	03/09/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(22,400)[2]	1.0000	03/10/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(22,400)[2]	2.0151	03/11/2020
Purchase of Forward Contract	11,750	35.3578	03/11/2020
Purchase of Forward Contract	18,800	32.5831	03/12/2020
Purchase of Forward Contract	16,450	33.5645	03/13/2020
Purchase of Forward Contract	9,400	32.5456	03/16/2020
Purchase of Forward Contract	2,820	30.9665	03/17/2020
Purchase of Common Stock	4,540	30.0550	03/18/2020
Purchase of Common Stock	30,698	28.1625	03/18/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	26,900	37.5000	03/18/2020
Purchase of Forward Contract	3,290	27.5672	03/18/2020
Purchase of Common Stock	9,447	29.9816	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	10,200	35.0000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	500	37.5000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	34,600	35.0000	03/20/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	28,900	37.5000	03/20/2020
Purchase of Common Stock	17,810	30.8575	03/20/2020
Purchase of Common Stock	126	33.3400	03/23/2020
Purchase of Common Stock	3,654	33.7788	03/23/2020
Purchase of Common Stock	3,711	36.5962	03/24/2020
Purchase of Common Stock	7,652	35.4504	03/25/2020
Purchase of Common Stock	35,161	36.6534	03/25/2020
Purchase of Common Stock	940	38.0675	03/26/2020
Purchase of Common Stock	23,796	37.5075	03/26/2020
Exercise of Forward Contract	133,150	36.8574	03/27/2020
Purchase of Common Stock	7,061	38.2100	03/27/2020
Purchase of Common Stock	32,899	37.4073	03/27/2020

Starboard Value and Opportunity C LP

Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(100)	47.5000	02/14/2020
Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(13,900)	47.5000	02/21/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(13,200)[1]	0.7127	02/28/2020
Purchase of Forward Contract	7,700	40.8638	02/28/2020
Purchase of Forward Contract	6,050	40.6159	03/02/2020
Purchase of Forward Contract	5,500	41.3851	03/03/2020
Purchase of Forward Contract	5,500	41.9733	03/04/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(13,100)[1]	0.7070	03/05/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(6,500)[1]	0.6243	03/06/2020
Purchase of Forward Contract	16,500	38.6689	03/09/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(13,100)[2]	1.0000	03/10/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(13,100)[2]	2.0151	03/11/2020
Purchase of Forward Contract	6,875	35.3578	03/11/2020
Purchase of Forward Contract	11,000	32.5831	03/12/2020
Purchase of Forward Contract	9,625	33.5645	03/13/2020
Purchase of Forward Contract	5,500	32.5456	03/16/2020
Purchase of Forward Contract	1,650	30.9665	03/17/2020
Purchase of Common Stock	2,657	30.0550	03/18/2020
Purchase of Common Stock	17,961	28.1625	03/18/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	26,500	37.5000	03/18/2020
Purchase of Forward Contract	1,925	27.5672	03/18/2020
Purchase of Common Stock	5,527	29.9816	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	7,300	35.0000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	18,900	35.0000	03/20/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	6,300	37.5000	03/20/2020
Purchase of Common Stock	10,421	30.8575	03/20/2020
Purchase of Common Stock	74	33.3400	03/23/2020
Purchase of Common Stock	2,138	33.7788	03/23/2020
Purchase of Common Stock	2,171	36.5962	03/24/2020
Purchase of Common Stock	4,477	35.4504	03/25/2020
Purchase of Common Stock	20,573	36.6534	03/25/2020
Purchase of Common Stock	550	38.0675	03/26/2020
Purchase of Common Stock	13,923	37.5075	03/26/2020
Exercise of Forward Contract	77,825	36.8531	03/27/2020
Purchase of Common Stock	4,132	38.2100	03/27/2020
Purchase of Common Stock	19,250	37.4073	03/27/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(3,100)	47.5000	02/14/2020
Sale of Common Stock Upon Assignment of February 2020 Call Option ($47.50 Strike Price)	(10,200)	47.5000	02/21/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(12,700)[1]	0.7127	02/28/2020
Purchase of Forward Contract	7,420	40.8638	02/28/2020
Purchase of Forward Contract	5,610	40.6159	03/02/2020
Purchase of Forward Contract	5,100	41.3851	03/03/2020
Purchase of Forward Contract	5,100	41.9733	03/04/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(12,200)[1]	0.7070	03/05/2020
Sale of March 2020 Put Option ($37.50 Strike Price)	(6,100)[1]	0.6243	03/06/2020
Purchase of Forward Contract	15,300	38.6689	03/09/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(12,200)[2]	1.0000	03/10/2020
Sale of March 2020 Put Option ($35.00 Strike Price)	(12,200)[2]	2.0151	03/11/2020
Purchase of Forward Contract	6,375	35.3578	03/11/2020
Purchase of Forward Contract	10,200	32.5831	03/12/2020
Purchase of Forward Contract	8,925	33.5645	03/13/2020
Purchase of Forward Contract	5,100	32.5456	03/16/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	700	37.5000	03/17/2020
Purchase of Forward Contract	1,530	30.9665	03/17/2020
Purchase of Common Stock	2,463	30.0550	03/18/2020
Purchase of Common Stock	16,655	28.1625	03/18/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	18,400	37.5000	03/18/2020
Purchase of Forward Contract	1,785	27.5672	03/18/2020
Purchase of Common Stock	5,126	29.9816	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	5,600	35.0000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	600	37.5000	03/19/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($35.00 Strike Price)	18,800	35.0000	03/20/2020
Acquisition of Common Stock Upon Assignment of March 2020 Put Option ($37.50 Strike Price)	11,300	37.5000	03/20/2020
Purchase of Common Stock	9,663	30.8575	03/20/2020
Purchase of Common Stock	68	33.3400	03/23/2020
Purchase of Common Stock	1,983	33.7788	03/23/2020
Purchase of Common Stock	2,013	36.5962	03/24/2020
Purchase of Common Stock	4,152	35.4504	03/25/2020
Purchase of Common Stock	19,077	36.6534	03/25/2020
Purchase of Common Stock	510	38.0675	03/26/2020
Purchase of Common Stock	12,911	37.5075	03/26/2020
Exercise of Forward Contract	72,445	36.8688	03/27/2020
Purchase of Common Stock	3,831	38.2100	03/27/2020
Purchase of Common Stock	17,850	37.4073	03/27/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Forward Contract	22,960	40.8638	02/28/2020
Purchase of Forward Contract	17,710	40.6159	03/02/2020
Purchase of Forward Contract	16,100	41.3851	03/03/2020
Purchase of Forward Contract	16,100	41.9733	03/04/2020
Purchase of Forward Contract	48,300	38.6689	03/09/2020
Purchase of Forward Contract	20,125	35.3578	03/11/2020
Purchase of Forward Contract	32,200	32.5831	03/12/2020
Purchase of Forward Contract	28,175	33.5645	03/13/2020
Purchase of Forward Contract	16,100	32.5456	03/16/2020
Purchase of Forward Contract	4,830	30.9665	03/17/2020
Purchase of Common Stock	7,776	30.0550	03/18/2020
Purchase of Common Stock	52,578	28.1625	03/18/2020
Purchase of Forward Contract	5,635	27.5672	03/18/2020
Purchase of Common Stock	16,180	29.9816	03/19/2020
Purchase of Common Stock	30,505	30.8575	03/20/2020
Purchase of Common Stock	4,377	33.3400	03/23/2020
Purchase of Common Stock	127,097	33.7788	03/23/2020
Purchase of Common Stock	6,356	36.5962	03/24/2020
Purchase of Common Stock	13,105	35.4504	03/25/2020
Purchase of Common Stock	60,222	36.6534	03/25/2020
Purchase of Common Stock	1,610	38.0675	03/26/2020
Purchase of Common Stock	40,758	37.5075	03/26/2020
Exercise of Forward Contract	228,235	36.8606	03/27/2020
Purchase of Common Stock	12,094	38.2100	03/27/2020
Purchase of Common Stock	56,350	37.4073	03/27/2020

1 Represents shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $37.50 per share and an expiration date of March 20, 2020.

2 Represents shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $35.00 per share and an expiration date of March 20, 2020.